Neovasc Reducer Therapy for Refractory Angina Marks 300th
Patient Milestone in Germany

VANCOUVER, MINNEAPOLIS and FRANKFURT, via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), today announced that the 300th patient in Germany has been treated with the Neovasc Reducer™, a medical device designed to treat patients with refractory angina.

"This is an important milestone that underscores the growing penetration of Reducer in Germany's cardiovascular market," said Fred Colen, President and Chief Executive Officer of Neovasc. "We are seeing a steady increase in adoption and are gratified that we can contribute to improved quality of life for patients who are often severely restricted by the debilitating symptoms of refractory angina."

Dr. Felix Woitek, Senior Physician, and the team at Herzzentrum Dresden, Germany implanted the 300th Reducer. "We see a growing number of patients presenting with refractory angina, despite optimal medical treatment and revascularization therapies including coronary stenting and bypass surgery," said Dr. Woitek. "Reducer offers a new treatment option for these patients, and we are extremely pleased with the results to date, which are consistent with the published data. The majority of our patients report being able to lead a more active life, and for many of them the results are life-changing."

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. 1

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long‐term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit:  www.neovasc.com. Click here for a link to the most recent corporate update.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "plans", "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, statements regarding the safety and efficacy of the Reducer, bringing the Reducer to the U.S. market, the addressable market size for the Reducer in the U.S., the growing incidence of refractory angina and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). In particular, as noted above, any pathway to U.S. market approval by the FDA carries considerable risk, and there can be no assurance that the Pre-Market Approval ("PMA") will be approved by the FDA in a timely manner or at all. For example, the FDA may not agree with the Company's belief that the totality of existing clinical evidence will provide reasonable assurance of safety and effectiveness to support a PMA. In the event that the PMA is approved by the FDA, there can be no assurance that Neovasc will be successful in commencing commercialization of Reducer in the United States on a timely basis or at all, or of the total addressable market size for Reducer. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.